UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__)*
HilleVax, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
43157M102

(CUSIP Number)

Takeda Pharmaceutical Company Limited 1-1, Nihonbashi-Honcho 2-Chome Chuo-Ku , Tokyo, M0 103-8668, Japan Attn: Yoshihiro Nakagawa Tel: +81-3-3278-2111	Polsinelli PC 150 N. Riverside Plaza, Suite 3000 Chicago, IL 60606 Attn: Donald Figliulo Tel: +1-312-463-6311

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 28, 2022

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No: 43157M102	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Takeda Pharmaceutical Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,724,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,724,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.10% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1) Takeda Pharmaceutical Company Limited’s beneficial ownership of HilleVax, Inc.’s (the “Issuer”) common stock (the “Common Stock”) consists of 840,500 shares of Common Stock and 5,883,500 shares of Common Stock issuable upon the exercise of a warrant (the “Takeda Warrant”) held directly by Takeda Vaccines, Inc., which is a direct, wholly owned subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly-owned subsidiary of Takeda Pharmaceutical Company Limited.

(2) Based on a total of 39,310,709 shares of Common Stock outstanding, which includes 9,225,321 shares of Common Stock outstanding as of March 31, 2022, as reported on the Registration Statement on Form S-1/A filed by the Issuer on April 28, 2022 (the “S-1/A”), 13,529,750 shares of Common Stock issued by the Issuer during its initial public offering (the “IPO”), as disclosed on the Issuer’s Current Report on Form 8-K filed with the SEC on May 3, 2022 (the “Form 8-K”), 10,672,138 shares of Common Stock issued in connection with the automatic conversion of the August 2021 Notes (as defined in the S-1/A) upon the closing of the Issuer’s IPO, and 5,883,500 shares of Common Stock assuming the exercise of the Takeda Warrant.

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CUSIP No: 43157M102	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Takeda Vaccines, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,724,000 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,724,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,000 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.10% (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3) Consists of 840,500 shares of Common Stock and 5,883,500 shares of Common Stock issuable upon the exercise of the Takeda Warrant.

(4) Based on a total of 39,310,709 shares of Common Stock outstanding, which includes 9,225,321 shares of Common Stock outstanding as of March 31, 2022, as reported on the S-1/A filed, 13,529,750 shares of Common Stock issued by the Issuer during its IPO, as disclosed on the Form 8-K, 10,672,138 shares of Common Stock issued in connection with the automatic conversion of the August 2021 Notes (as defined in the S-1/A) upon the closing of the Issuer’s IPO, and 5,883,500 shares of Common Stock assuming the exercise of the Takeda Warrant.

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CUSIP No: 43157M102	Page 4 of 8 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of HilleVax, Inc, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 75 State Street, Suite 100, Boston, MA 02109.
Item 2. Identity and Background.
This Schedule 13D is being jointly filed on behalf of: (i) Takeda Pharmaceutical Company Limited, a corporation organized under the laws of Japan (“Takeda”) and (ii) Takeda Vaccines, Inc., a Delaware corporation (“Takeda Vaccines”) (each a “Reporting Person” and collectively, the “Reporting Persons”).
Takeda is the indirect parent company of Takeda Vaccines. Takeda Vaccines is a wholly-owned direct subsidiary of Takeda Pharmaceuticals U.S.A. Inc., which is owned directly by both Takeda Pharmaceutical Company Limited (72.7%) and Takeda Pharmaceuticals International AG (27.30%). Takeda Pharmaceuticals International AG is a direct, wholly owned subsidiary of Takeda Pharmaceutical Company Limited. Because of the relationship of Takeda Vaccines to Takeda, each Reporting Person may be deemed to beneficially own the shares of Common Stock described herein. A Joint Filing Agreement among the Reporting Persons is attached as an exhibit to this Schedule 13D.
The principal business address of Takeda is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo, M0 103-8668, Japan. The principal address of Takeda Vaccines is 75 Sidney Street, Cambridge, Massachusetts 02139.
Takeda’s principal business is operating as a global research and development-based company focusing on pharmaceuticals. Takeda Vaccines is principally engaged in the business of developing and delivering vaccines.
The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I hereto.
During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.
In accordance with a certain License Agreement between the Issuer and Takeda Vaccines dated as of July 2, 2021 (the “License Agreement”), (i) Takeda Vaccines and the Issuer entered into a Stock Issuance Agreement (the “Stock Agreement”), pursuant to which the Issuer issued to Takeda Vaccines 840,500 shares of the Issuer’s Common Stock and (ii) the Issuer issued a warrant to Takeda Vaccines (the “Takeda Warrant”) to purchase 5,883,500 shares of the Issuer’s Common Stock at an exercise price of $0.0000595 per share, each as part of the purchase price paid by the Issuer to exclusively in-license certain intellectual property rights from Takeda Vaccines and each of which has been adjusted for by a 1.681-for-1 forward stock split effected by the Issuer on April 22, 2022 (the “Stock Split”).
Item 4. Purpose of Transaction.
The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by this reference in this Item 4.
Stock Agreement, Takeda Warrant, and Warrant Right
On July 2, 2021, in accordance with the License Agreement, (i) Takeda Vaccines and the Issuer entered into the Stock Agreement, pursuant to which the Issuer issued to Takeda Vaccines 840,500 shares (which has been adjusted for the Stock Split) of the Issuer’s Common Stock, (ii) the Issuer issued the Takeda Warrant to purchase up to 5,883,500 shares (which has been adjusted for the Stock Split) of the Issuer’s Common Stock and (iii) the Issuer granted Takeda Vaccines the right to receive an additional warrant (the “Warrant Right”), pursuant to which Takeda Vaccines had a right to receive an additional common stock warrant upon the closing of the Issuer’s initial public offering (the “IPO”) if Takeda Vaccine’s fully-diluted ownership represented less than a specified percentage of the

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Issuer’s fully-diluted capitalization, including shares issuable upon conversion of the August 2021 Notes (as defined in the S-1/A), calculated immediately prior to the closing of the IPO, each as partial consideration under the License Agreement. The Takeda Warrant expires ten years from its date of issuance, subject to its earlier termination upon the completion of certain mergers, acquisitions and similar transactions. The Warrant Right expired on May 3, 2022 upon the closing of the IPO without being triggered.
Note Agreement
As contemplated in connection with the License Agreement, Takeda Vaccines became a party to a certain Note Purchase Agreement dated August 31, 2021 between the Issuer and certain Investors named therein (the “Note Agreement”), pursuant to which Takeda Vaccines received various investor rights, including preemptive rights, drag along rights, voting rights and certain registration rights. In particular, Takeda Vaccines was granted the right under the Note Agreement to appoint Gary Dubin, M.D. to the Board of Directors of the Issuer. With the exception of the registration rights described below, all of Takeda Vaccines’ investor rights, including the right to appoint a director, terminated on May 3, 2022 upon the closing of the Issuer’s IPO. Dr. Dubin will continue to serve as a director of the Issuer only until his resignation, removal or the election of a successor by holders of the Issuer’s Common Stock.
Registration Rights
With respect to the shares issuable to Takeda Vaccines upon the exercise of the Takeda Warrant (the “Takeda Registrable Securities”), the Note Agreement entitles Takeda Vaccines to the registration rights detailed below. Takeda Vaccines’ registration rights terminate upon the earlier of: (i) five years after the closing of the IPO or (ii) such time at which Takeda Vaccines can sell all shares held by it in compliance with Rule 144 under the Securities Act.
Demand registration rights
Form S-1.    If at any time beginning six months following April 28, 2022, Takeda Vaccines requests in writing that the Issuer effect a registration with respect to all or a part of the Takeda Registrable Securities then outstanding where the price to the public of the offering is $10.0 million or more and Takeda Vaccines holds at least 25% of the registrable securities under the Note Agreement, the Issuer may be required to provide notice to all holders of registrable securities under the Note Agreement and to use commercially reasonable efforts to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within the preceding 12 months, the Issuer had already effected two registrations for the holders of registrable securities in response to demand registration rights, subject to certain exceptions.
Form S-3.    If at any time the Issuer becomes entitled under the Securities Act to register its shares on Form S-3, Takeda Vaccines requests in writing that the Issuer effect a registration with respect to all or a part of the Takeda Registrable Securities then outstanding where the price to the public of the offering is $3.0 million or more and Takeda Vaccines holds at least 20% of the registrable securities under the Note Agreement, the Issuer may be required to provide notice to all holders of registrable securities under the Note Agreement and to use commercially reasonable efforts to effect such registration; provided, however, that the Issuer will not be required to effect such a registration if, within the preceding 12 months, the Issuer had already effected two registrations on Form S-3 for the holders of registrable securities.
If the shares to be sold pursuant to these registration rights are distributed by means of an underwriting, the underwriter of such offering has the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.
Piggyback registration rights
If at any time following the closing of the IPO the Issuer proposes to register any shares of its Common Stock under the Securities Act, subject to certain exceptions, Takeda Vaccines will be entitled to notice of the registration and to include its shares of Takeda Registrable Securities in the registration. If the Issuer’s proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.
Lock-Up Agreement
    On March 30, 2022, in connection with the Issuer’s IPO, Takeda Vaccines entered into a Lock-up Agreement with the underwriters named therein (the “Lock-up Agreement”), pursuant to which Takeda Vaccines agreed that for a period of 180 days from April 28, 2022, subject to certain exceptions, it will not sell or offer to sell any shares or related securities currently or thereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by Takeda Vaccines, enter into any swap, make any demand for, or exercise

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any right with respect to, the registration under the Securities Act of the offer and sale of any shares or related securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or publicly announce any intention to do any of the foregoing.
General
Takeda Vaccines acquired the securities described in this Schedule 13D in connection with the License Agreement, the Stock Agreement and the Takeda Warrant. Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; and monetary and stock market conditions, including the market price of the securities of the Issuer.
Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.
Item 5. Interest in Securities of the Issuer.
(a)See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.
(b)See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c)No transactions in Common Stock were effected by the Reporting Persons during the 60 days prior to the date hereof.
(d)     To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 4 above summarizes certain provisions of the License Agreement, the Stock Agreement, the Takeda Warrant, the Note Agreement and the Lock-Up Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.
Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Identification of the subsidiary which acquired the security being reported on by the parent holding company.
2	Joint Filing Agreement
3
License Agreement, dated as of July 2, 2021, by and between HilleVax, Inc. and Takeda Vaccines, Inc. (incorporated by reference to Exhibit 10.10 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 25, 2022).

4	Stock Issuance Agreement, dated as of July 2, 2021, by and between HilleVax, Inc. and Takeda Vaccines, Inc.
5
Warrant to Purchase Shares of Common Stock issued to Takeda Vaccines, Inc., dated July 2, 2021 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 25, 2022).

6
Note Purchase Agreement, dated as of August 31, 2021, by and among HilleVax, Inc. and the other parties party thereto (incorporated by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 25, 2022).

7	Form of Lock-Up Agreement with the underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the SEC on April 25, 2022).

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 9, 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED

By	/s/ Yoshihiro Nakagawa
	Name:	Yoshihiro Nakagawa
	Title:	Corporate Officer, Global General Counsel

TAKEDA VACCINES, INC.

By	/s/ Michael Martin
	Name:	Michael Martin
	Title:	Authorized Signatory

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Takeda Pharmaceutical Company Limited

    The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Pharmaceutical Company Limited (“Takeda”) are set forth below. If no address is given, the business address is 1-1, Nihonbashi-Honcho 2-Chome, Chuo-Ku, Tokyo, M0 103-8668, Japan.

Director	Principal Occupation	Citizenship
Christophe Weber	Representative Director, President and Chief Executive Officer of Takeda	France
Masato Iwasaki, Ph.D.	Representative Director, Japan General Affairs at Takeda	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development of Takeda	US
Costa Saroukos	Chief Financial Officer of Takeda	Australia
Masahiro Sakane	Advisor of Komatsu Ltd.	Japan
Olivier Bohuon	Former Director and Chairman at LEO Pharma A/S	France
Jean-Luc Butel	Global Healthcare Advisor, President of K8 Global Pte. Ltd	Singapore
Ian Clark	Former CEO and Director of Genentech Inc.	US
Yoshiaki Fujimori	Senior Executive Advisor of CVC Japan	Japan
Steven Gillis	Managing Director at ARCH Venture Partners	US
Shiro Kuniya	Managing Partner of Oh-Ebashi LPC & Partners	Japan
Toshiyuki Shiga	Chairman and CEO of INCJ, Ltd.	Japan
Koji Hatsukawa	Former CEO of PricewaterhouseCoopers Arata	Japan
Emiko Higashi	Managing Director of Tomon Partners, LLC	Japan
Michel Orsinger	Former Member of Global Management Team of Johnson & Johnson	Switzerland
Masami Iijima	Counselor of Mitsui & Co., Ltd	Japan

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Executive Officer	Title - Principal Occupation	Citizenship
Christophe Weber	President and Chief Executive Officer	France
Masato Iwasaki, Ph.D.	Director, Japan General Affairs	Japan
Andrew S. Plump, M.D., Ph.D.	President, Research and Development	US
Costa Saroukos	Chief Financial Officer	Australia
Gabriele Ricci	Chief Data & Technology Officer	Italy
Giles Platford	President, Plasma-Derived Therapies Business Unit	UK
Gerald Greco	Global Quality Officer	US
Julie Kim	President, US Business Unit	US
Koki Sato	Corporate Strategy Officer & Chief of Staff	Japan
Lauren Duprey	Chief Human Resources Officer	US
Marcello Agosti	Global Business Development Officer	Italy
Milano Furuta	President, Japan Pharma Business Unit	Japan
Mwana Lugogo	Chief Ethics & Compliance Officer	Kenya
Ramona Sequeira	President, Global Portfolio Division	Canada
Takako Ohyabu	Chief Global Corporate Affairs & Sustainability Officer	Japan
Teresa Bitetti	President, Global Oncology Business Unit	US
Thomas Wozniewski	Global Manufacturing & Supply Officer	Germany
Yoshihiro Nakagawa	Global General Counsel	Japan

Takeda Vaccines, Inc.

    The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Takeda Vaccines, Inc. (“Takeda Vaccines”) are set forth below. If no address is given, the business address is 75 Sidney Street, Cambridge, Massachusetts 02139.

Director	Principal Occupation	Citizenship
Matthew Symonds	Chief Financial Officer, Vaccines Business Unit	US

Executive Officer	Title - Principal Occupation	Citizenship
Matthew Symonds	President	US
Thomas Hensey	Treasurer	US
Jason Baranski	Secretary	US
Paul Sundberg	Assistant Secretary	US
Krista Fiedler	Assistant Treasurer	US

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